3919224

ARTICLES OF INCORPORATION
OF
BURBLE INC.

FILED
Secretary of State
State of California
JUN 2 0 2016

ARTICLE I
NAME

The name of this corporation is Burble Inc.

ARTICLE II
PURPOSE

The purpose of this corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of California other than the banking business, the trust company business or the practice of a profession permitted to be incorporated by the California Corporations Code.

ARTICLE III
AGENT

The name in the State of California of this corporation's initial agent for service of process is GKL Corporate/Search, Inc.

ARTICLE IV
ADDRESSES

The initial street address and mailing address of this corporation is 7903 Elm Avenue #34, Rancho Cucamonga, CA 91730.

ARTICLE V
AUTHORIZED SHARES

The total number of shares of all classes of stock which this corporation shall have authority to issue is 10,000,000, of which all 10,000,000 shares shall be designated "Common Stock." The Common Stock shall be divided into two series to be designated "Series A Common Stock" and "Series B Common Stock," respectively. The number of shares of Series A Common Stock this corporation is authorized to issue is 7,000,000 and the number of shares of Series B Common Stock this corporation is authorized to issue is 3,000,000.

ARTICLE VI
RIGHTS, PREFERENCES, PRIVILEGES AND
RESTRICTIONS OF COMMON STOCK

The Series A Common Stock and Series B Common Stock shall be identical in all respects and shall have equal rights, preferences, privileges and restrictions, except as otherwise stated in this Article VI.

A. Voting. In any matter as to which the holders of common stock shall be entitled to vote pursuant to the General Corporation Law of California, each share of issued and outstanding Series A Common Stock shall be entitled to vote. The holders of Series B Common Stock shall not be entitled to vote with respect to matters related to this corporation, subject only to the requirements of the General Corporation Law of California.

B. Other Rights. Each share of Common Stock issued and outstanding shall be identical in all respects other than those listed above. No dividend shall be paid on any shares of Common Stock unless the same divided is paid on all shares of Common Stock outstanding at the time of such payment. Except as may otherwise be provided by law, the holders of Common Stock shall have all other rights of a shareholder.

ARTICLE VII
LIABILITY OF DIRECTORS

The liability of the directors of this corporation for monetary damages shall be eliminated to the fullest extent permissible under California law.

Any repeal or modification of the provisions of this Article VII by the shareholders of the corporation shall not adversely affect any right or protection of a director of the corporation existing at the time of such repeal or modification.

ARTICLE VIII
INDEMNIFICATION OF AGENTS

This corporation is authorized to provide indemnification of agents (as defined in Section 317 of the California Corporations Code) for breach of duty to this corporation and its shareholders through bylaw provisions or through agreements with the agents, or both, in excess of the indemnification otherwise permitted by Section 317 of the California Corporations Code, subject to the limits on such excess indemnification set forth in Section 204 of the California Corporations Code.

Any repeal or modification of the provisions of this Article VIII by the shareholders of the corporation shall not adversely affect any right or protection of an agent of the corporation existing at the time of such repeal or modification.

IN WITNESS WHEREOF, the undersigned has executed these Articles of Incorporation this 15 day of June 2016.

Taylor R Cole

Taylor Cole, Incorporator

I hereby certify that the foregoing transcript of 2 page(s) is a full, true and correct copy of the original record in the custody of the California Secretary of State's office.

JUN 27 2016

Date: ______________________

ALEX PADILLA, Secretary of State



E

(P)

For Office Use Only

-FILED-

File No.: BA20240795135

Date Filed: 4/19/2024

CERTIFICATE OF AMENDMENT
OF
ARTICLES OF INCORPORATION
OF
BURBLE INC.

Taylor Cole hereby certifies as follows:

1. He is the Chief Executive Officer and Secretary of Burble Inc., a California corporation, Corporate ID Number 3919224 (the "***Corporation***").

2. Article V of the Articles of Incorporation of this corporation is amended to read:

"ARTICLE V
AUTHORIZED SHARES

The total number of shares of all classes of stock which this corporation shall have authority to issue is 50,000,000, of which all 50,000,000 shares shall be designated "Common Stock." The Common Stock shall be divided into two series to be designated "Series A Common Stock" and "Series B Common Stock," respectively. The number of shares of Series A Common Stock this corporation is authorized to issue is 35,000,000 and the number of shares of Series B Common Stock this corporation is authorized to issue is 15,000,000.

Upon the filing of this Certificate of Amendment to the Articles of Incorporation (the "Effective Time"), and without any further action on the part of the holders thereof, each issued and outstanding share of Series A Common Stock and Series B Common Stock will be subdivided and reclassified into five shares of Series A Common Stock and Series B Common Stock, respectively (the "Stock Split"). Each certificate that immediately prior to the Effective Time represented shares of Series A Common Stock and Series B Common Stock ("Old Certificates") shall thereafter represent that number of shares of Series A Common Stock and Series B Common Stock, as applicable, into which the shares represented by the Old Certificate shall have been subdivided and reclassified."

3. The foregoing amendment of the Articles of Incorporation of the Corporation has been duly approved by the board of directors of the Corporation.

4. The foregoing amendment of the Articles of Incorporation has been duly approved by the required vote of shareholders in accordance with Sections 902 and 903 of the California Corporations Code. There are 650,000 shares of Series A Common Stock and 65,023 shares of Series B Common Stock of the Corporation outstanding. The approval of the holders of majority of the outstanding shares of Series A Common Stock of the Corporation was required to approve this amendment of the Articles of Incorporation of the Corporation. The approval of the holders of the outstanding shares of Series B Common Stock of the Corporation was not required to approve this amendment of the Articles of Incorporation of the Corporation. The

B2675-0089 04/19/2024 10:48 AM Received by California Secretary of State

number of shares voting in favor of the amendment exceeded the percentage vote required for approval.

The undersigned further declares under penalty of perjury under the laws of the State of California that the matters set forth in this certificate are true and correct of his own knowledge.

Dated: April 18, 2024

Taylor R Cole

Taylor Cole
Chief Executive Officer and Secretary

B2675-0090 04/19/2024 10:48 AM Received by California Secretary of State